SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Sch II (1) Communications Limited will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:30 a.m. (Hong Kong time) (or as soon thereafter as the Court Meeting (as defined in the scheme of arrangement hereinafter mentioned) convened for the same day and place shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT:

(A) the proposed scheme of arrangement (the "Scheme") between SUNDAY Communications Limited ("SUNDAY") and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print thereof which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, subject to any modifications, additions or conditions as may be approved or imposed by the Grand Court of the Cayman Islands, be and is hereby approved;

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued share capital of SUNDAY shall be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon the said reduction of capital taking effect, the authorised share capital of SUNDAY shall immediately be increased to its former amount of HK$1,000,000,000 by the creation of such number of new shares of HK$0.10 each ("Share") as is equal to the number of Scheme Shares cancelled; and

(iii) SUNDAY shall apply the credit arising in its books of account as a result of the said reduction of capital in paying up in full at par such number of new Shares as is equal to the number of the Scheme Shares cancelled, which new Shares shall be allotted and issued, credited as fully paid, to PCCW Mobile Holding No. 2 Limited;

(C) subject to the Scheme taking effect, the directors of SUNDAY be and are hereby authorised to make application to The Stock Exchange of Hong Kong Limited (hereinafter called the "Stock Exchange") for the withdrawal of the listing of SUNDAY's shares on the Stock Exchange; and

(D) the directors of SUNDAY be and are hereby authorised to do all other acts and things as considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modifications of, or additions to, the Scheme, which the Grand Court of the Cayman Islands may see fit to impose and to do all other acts and things as considered by them to be necessary or desirable in connection with the implementation of the Scheme and in relation to the Proposal (as defined in the document of which the notice of this resolution forms part) as a whole."
By order of the Board
Alexander Anthony Arena
Chairman

Hong Kong, 22nd November, 2005.

Principal place of business in Hong Kong:
13th Floor, Warwick House
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong

Notes:
  A white form of proxy for use at this meeting is enclosed herewith.

  A member of SUNDAY entitled to attend and vote at this meeting is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of SUNDAY.

  In order to be valid, the white form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

  Completion and return of the form of proxy shall not preclude a member from attending and voting in person at this meeting and, in such event, the form of proxy shall be deemed to be revoked.

  Where there are joint holders of any share in SUNDAY, any one of such joint holders may vote at this meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at this meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members of SUNDAY in respect of the relevant joint holding.

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:

Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:

Hongqing Zheng

Independent Non-Executive Directors:

John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen